FIRST FINANCIAL
CORPORATION                             Rodger McHargue
One First Financial Plaza                            Sr. Vice President & CFO
Terre Haute, IN 47807                            Phone 812-238-6334

December 5, 2014

VIA EDGAR

Gus Rodriguez
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:    First Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 14, 2014
Definitive Proxy Statement on Schedule 14A
Filed March 19, 2014
File No. 000-16759

Dear Mr. Rodriguez:

First Financial Corporation (the “Corporation”) hereby submits the following responses to the comments of the Securities and Exchange Commission, Division of Corporation Finance (the “Division”) dated November 21, 2014, concerning the Corporation’s disclosures in its Form 10-K for the year ended December 31, 2013 and its proxy statement filed on March 19, 2014 on Schedule 14A.
The Corporation’s responses to the Division’s comment letter are outlined below in the sequential order in which the comments appear in the comment letter immediately following the restated comment of the Division.
Form 10-K for the Fiscal Year Ended December 31, 2013
General, page 3

1.
Please provide us and revise future filings to include a complete description of your loan underwriting policies and procedures for each loan category and for each major loan type within each category, as appropriate. Also, please expand the footnotes to the financial statements to discuss the risks characteristics surrounding your receivables. Refer to ASC 310-10-50-11B(a)2.

In future filings on Form 10-K, we will expand our disclosure to provide a description of our loan underwriting policies and procedures for each loan category and for each major loan type within each category as follows:
The risk characteristics of each loan portfolio segment are as follows:

Commercial
Commercial loans are predominately loans to expand a business or finance asset purchases. The underlying risk in the Commercial loan segment is primarily a function of the reliability and sustainability of the cash flows of the borrower and secondarily on the underlying collateral securing the transaction. From time to time, the cash flows of borrowers may be less than historical or as planned. In addition, the underlying collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets financed or other business assets and most commercial loans are further supported by a personal guarantee. However, in some instances, short term loans are made on an unsecured basis. Agriculture production loans are typically secured by growing crops and generally secured by other assets such as farm equipment. Production loans are subject to weather and market pricing risks. The Corporation has established underwriting standards and guidelines for all commercial loan types.
The Corporation strives to maintain a geographically diverse commercial real estate portfolio. Commercial real estate loans are primarily underwritten based upon the cash flows of the underlying real estate or from the cash flows of the business conducted at the real estate. Generally, these types of loans will be fully guaranteed by the principal owners of the real estate and loan amounts must be supported by adequate collateral value. Commercial real estate loans may be adversely affected by factors in the local market, the regional economy, or industry specific factors. In addition, Commercial Construction loans are a specific type of commercial real estate loan which inherently carry more risk than loans for completed projects. Since these types of loans are underwritten utilizing estimated costs, feasibility studies, and estimated absorption rates, the underlying value of the project may change based upon the inaccuracy of these projections. Commercial construction loans are closely monitored, subject to industry standards, and disbursements are controlled during the construction process.
Residential
Retail real estate mortgages that are secured by 1-4 family residences are generally owner occupied and include residential real estate and residential real estate construction loans. The Corporation typically establishes a maximum loan-to-value ratio and generally requires private mortgage insurance if the ratio is exceeded. The Corporation sells substantially all of its long-term fixed mortgages to secondary market purchasers. Mortgages sold to secondary market purchasers are underwritten to specific guidelines. The Corporation originates some mortgages that are maintained in the bank’s loan portfolio. Portfolio loans are generally adjustable rate mortgages and are underwritten to conform to Qualified Mortgage standards. Several factors are considered in underwriting all Mortgages including the value of the underlying real estate, debt-to-income ratio and credit history of the borrower. Repayment is primarily dependent upon the personal income of the borrower and can be impacted by changes in borrower’s circumstances such as changes in employment status and changes in real estate property values. Risk is mitigated by the sale of substantially all long-term fixed rate mortgages, the underwriting of portfolio loans to Qualified Mortgage standards and the fact that mortgages are generally smaller individual amounts spread over a large number of borrowers.

Consumer
The consumer portfolio primarily consists of home equity loans and lines (typically secured by a subordinate lien on a 1-4 family residence), secured loans (typically secured by automobiles, boats, recreational vehicles, or motorcycles), cash/CD secured, and unsecured loans. Pricing, loan terms, and loan to value guidelines vary by product line. The underlying value of collateral dependent loans may vary based on a number of economic conditions, including fluctuations in home prices and unemployment levels. Underwriting of consumer loans is based on the individual credit profile and analysis of the debt repayment capacity for each borrower. Payments for consumer loans is typically set-up on equally monthly installments, however, future repayment may be impacted by a change in economic conditions or a change in the personal income levels of individual customers. Overall risks within the consumer portfolio are mitigated by the mix of various loan products, lending in various markets/footprints and the overall make-up of the portfolio (small loan sizes and a large number of individual borrowers).
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation
Comparison and Discussion of 2013 balance Sheet to 2012
Nonperforming Loans, page 31

2.
Please provide us and revise the tabular presentation to separately present non-accrual troubled debt restructurings in the non-accrual loans category for purposes of Item III C.1.(a) of Guide III and provide a note to distinguish your presentation of accruing and non-accruing troubled debt restructurings. Please also provide us and revise the table of the recorded investment in nonperforming loans by class of loans on page 63 to specifically state the amount of commercial and industrial loans and non-farm, non-residential loans now included in restructured loans that you state are also on nonaccrual. Additionally, please explain the apparent differences between the amount of restructured loans and accruing loans past due over 90 days in the tables on pages 31 and 63, respectively.

In future filings on Form 10-K, we will expand our disclosure to provide the requested tabular presentation to separately present non-accrual troubled debt restructurings in the non-accrual loans category for purposes of Item III C.1.(a) of Guide III and provide a note to distinguish our presentation of accruing and non-accruing troubled debt restructurings as set forth on Exhibit A. We will also provide a revised table of the recorded investment in nonperforming loans by class of loans (as shown on page 63) to specifically state the amount of commercial and industrial loans and non-farm, non-residential loans now included in restructured loans that are also on nonaccrual as set forth on Exhibit B.
Please be advised that the table on page 31 of the Form 10-K reflects the balances and the table on page 63 of the Form 10-K reflects the recorded investment. The difference between the two amounts reflects accrued interest on accruing loans. This difference will be explained in future filings on Form 10-K, as shown on Exhibit B.

Definitive Proxy Statement on Schedule 14A
Security Ownership of Certain Beneficial Owners…, page 37

3.
We note that the board of directors of Princeton Mining Company currently consists of six members, but you have only identified four board members. Please revise future filings to identify all members of the board of directors of Princeton Mining Company. Please provide us draft disclosure, and confirm to us that you will include this disclosure in future filings.

In future filings on Form 10-K and Schedule 14A, the Corporation will identify all members of the board of directors of Princeton Mining Company, Inc.
Future filings will include the following additional disclosure with respect to the share ownership of Princeton Mining Company, Inc.:
Based solely on information provided by Princeton Mining Company, Inc. in a Schedule 13G filed with the Securities and Exchange Commission on January 31, 2014. The Company has been advised that the shares held by Princeton Mining Company are voted by the President of Princeton Mining Company, Virginia L. Smith, at the direction of its Board of Directors. The Board of Directors of Princeton Mining Company is comprised of 9 individuals. The following two directors are also directors of the Corporation: Virginia L. Smith and Anton H. George. Other directors include Norman D. Lowery (the Chief Operating Officer of the Corporation); Sarah J. Lowery (the wife of Norman L. Lowery, who is the Vice Chairman and Chief Executive Officer of the Corporation); Lesley V. Bell (the daughter of Virginia L. Smith); Anton H. George, Jr. (the son of Anton H. George); Richard Shagley; Henry T. Smith (the son of Virginia L. Smith); and Jeffrey B. Smith (the son of Virginia L. Smith). The address of Princeton Mining Company is State Road 46 South, Terre Haute, IN 47803.
______________________

In connection with its responses to the comments of the Division, the Corporation hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in proceedings initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions concerning the responses provided herein on the document discussed herein, please do not hesitate to contact me.
Sincerely,

/s/ Rodger A. McHargue
Rodger A. McHargue
Chief Financial Officer, Secretary and Treasurer

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